Exhibit 4.4

February 6, 2007

Enigma Software Group, Inc. Lock-Up Agreement

Gentlemen:

This letter agreement (this “Agreement”) relates to the Series A Convertible Preferred Stock, par value $.001 per share (the “Preferred Stock”) of Enigma Software Group, Inc., a Delaware corporation (the “Company”). Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in that certain Subscription Agreement between the Company and Dutchess Private Equities Fund, LP & Dutchess Private Equities Fund, II, LP (collectively, “Dutchess”), dated June 28, 2006 unless otherwise indicated.

Section 1.

(a) The undersigned (the “Preferred Holders”) hereby agree that during the period from the date hereof until in either case ending on the earlier to occur of (i) three hundred and sixty (360) days after the Effective Date of the registration statement on Form SB-2 covering resale of the shares of Common Stock underlying the conversion of the Dutchess Debentures and the exercise of the Dutchess Warrant or (ii) the date on which the full Face Amount, accrued interest and penalties, if any, on the Debentures have been paid or (iii) the conversion in full of the Debenture, any accrued interest thereon and the full exercise of the Warrant (either being the "Lock Up Period"), the Preferred Holders will not, directly or indirectly, convert any shares of the Company’s Preferred Stock into, or exchangeable for any shares of the Company’s common stock, par value $.001 (the “Common Stock”), except as set forth in Section 1(c).

(b) Prior to Dutchess’ conversion of shares underlying the Debenture or exercise of shares underlying the Warrant, the Preferred Holders are entitled to vote the number of shares of Preferred Stock that equal the amount of (i) the aggregate number of shares of Common Stock that were cancelled in exchange for the shares of Preferred Stock, as listed on Exhibit A of that certain Share Exchange Agreement, by and among the Company, Alvin Estevez and Colorado Stark, dated June 28, 2006, multiplied by (ii) the Series A Conversion Price, as such term is defined in the Company’s Certificate of Designations for the Series A Convertible Preferred Stock, dated June 29, 2006 (the “Series A Conversion Price”).

(c) During the Lock Up Period, upon and after the occurrence of Dutchess acquiring 6,582,023 shares of the Company’s Common Stock, whether through partial (i) conversion of the shares underlying the Debenture or (ii) exercise of the shares underlying the Warrant, the Preferred Holders shall convert shares of the Preferred Stock into Common Stock on a pro rata basis with subsequent conversions of Common Stock that have been issued to Dutchess as a result of conversions of the Debenture and exercises of the Warrant as determined by the ratio provided below:

(1) The aggregate number of shares underlying Dutchess’ partial conversion of the Debenture and exercise of the Warrant shall be divided by the total number of shares issuable to Dutchess upon the full conversion of the Debenture and the full exercise of the Warrant;

(2) The sum from Section 1(c)(1) shall be multiplied by (i) the total number of shares of Preferred Stock issued to the Preferred Holders (ii) divided by the Series A Conversion Price.

Section 2. The Preferred Holders hereby represent and warrant that the Preferred Holders have full power and authority to enter into this Agreement and that this Agreement constitutes the legal, valid and binding obligation of the Preferred Holders, enforceable in accordance with its terms. Upon request, the Preferred Holders will execute any additional documents necessary in connection with enforcement hereof. Any obligations of the Preferred Holders shall be binding upon the successors and assigns of the Preferred Holders from the date first above written.

Section 3. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York. Delivery of a signed copy of this letter by facsimile transmission shall be effective as delivery of the original hereof.

By: /s/ Colorado Stark
Name: Colorado Stark
Title:  Executive Chairman

By: /s/ Alvin Estevez
Name: Alvin Estevez
Title: President and Chief Executive Officer

ACCEPTED AND AGREED:

ENIGMA SOFTWARE GROUP, INC.

By: /s/ Alvin Estevez
Name: Alvin Estevez
Title:  President and Chief Executive Officer